Confidential Treatment Requested by
Cavium Networks, Inc. in connection with the
Registration Statement on Form S-1 (File No. 333-140660)
Certain information in this letter has been omitted and filed separately with the Securities and Exchange Commission. Confidential treatment has been requested with respect to the omitted portions. Omitted information has been replaced by [*].
April 4, 2007
Mr. Tim Buchmiller
Division of Corporation Finance
Securities and Exchange Commission
Mail Stop 6010
100 F Street, N.E.
Washington, D.C. 20549

Re:	Cavium Networks, Inc.
Amendment No. 2 to Registration Statement
Registration File No. 333-140660
Dear Mr. Buchmiller:
On behalf of Cavium Networks, Inc. (the “Company”), we are transmitting for filing one copy of Amendment No. 2 (the “Amendment”) to the Registration Statement on Form S-1, File No. 333-140660 (the “Registration Statement”), marked to show changes to Amendment No. 1 to the Registration Statement filed with the Securities and Exchange Commission (the “Commission”) on March 16, 2007. For your convenience, we are sending a copy of this letter, the Amendment and various supplemental materials in the traditional non-EDGAR format, including a version that is marked to show changes and will forward a courtesy package of these documents to your attention.
The Amendment is being filed in response to comments received from the staff of the Commission (the “Staff”), by letter dated March 30, 2007, with respect to the Registration Statement (the “Comments”). The numbering of the paragraphs below corresponds to the numbering of the Comments, which, for the Staff’s convenience, have been incorporated into this response letter. Page references in the text of this response letter correspond to the page numbers of the Amendment. This submission is accompanied by a request for confidential treatment because of the commercially sensitive nature of certain information discussed herein.
Amendment No. 1 to Form S-1
Prospectus Summary, page 1
1.	We note from the Linley Group report that the 37% market share indicated in your response to prior comment 2 from our letter dated March 12, 2007 appears to refer to your share of the market for standalone security processors. We also note from Figure 3 of the Linley Group report that it appears that your share of the total addressable

Confidential Treatment Requested by
Cavium Networks, Inc. in connection with the
Registration Statement on Form S-1 (File No. 333-140660)
market for highly integrated processors with integrated encryption is not as predominant as your share of the standalone security processor market. If you elect to retain your disclosure that you are “a leading provider of highly integrated semiconductor processors,” please revise your disclosure to clarify how you have defined that leadership position. Also, ensure that your disclosure is balanced with disclosure of your position in other relevant markets.

In response to the Staff’s comment, the Company has revised the disclosure on pages 1, 29 and 44 of the prospectus.
Fluctuations in the mix of products...page 10
2.	Please expand your response to prior comment 7 to tell us whether the product families and lines mentioned on page 47 generate the same margins, are at the same point in their lifecycles, are affected by the same trends, and contribute to your operating results equally. It remains unclear why Regulation S-K 101(c)(1)(i) would not require revenue to be presented by these categories and how investors can evaluate the magnitude of this risk factor without this information.

In response to the Staff’s comment, the Company respectfully advises the Staff that the Company’s product families generate similar margins, are at similar points in their lifecycles, and are affected by the same trends, but do not contribute equally to the Company’s operating results due primarily to different sales levels.

As the Company noted in its response to prior comment 7, the Company considers its NITROX and OCTEON products to be a single class of products because they are all: (1) semiconductor products; (2) manufactured using CMOS fabrication technology; (3) capable of being manufactured as multi-core products, using proprietary design technology; (4) sold to the same types and/or classes of customers; (5) managed by a single operations and sales and marketing group; and (6) utilized in the same four end markets (Enterprise Network, Data Center, Broadband and Consumer, and Access and Service Provider markets).

The Company first developed its NITROX products. The OCTEON products build upon NITROX features and add additional functionality related to intelligent processing. NITROX and OCTEON products serve overlapping markets and customers. The NITROX and OCTEON product families are meant to serve as brand labels for the customers’ benefit. Within both product families, the Company offers a full matrix of product configurations that include from one to sixteen microprocessor cores, and other specific features. The Company’s products are primarily distinguishable by their specific configuration and performance levels.

Confidential Treatment Requested by
Cavium Networks, Inc. in connection with the
Registration Statement on Form S-1 (File No. 333-140660)
Margins

Margins are not specifically tied to product family. Within each product family, margins are generally higher for higher performance products and lower for lower performance products. These different product configurations exist for different applications within each product family. Therefore, margins are primarily a function of the performance level of a particular product, as well as customer-specific pricing determinations. Further, product margins are also affected by the timing of cost reductions for fabricated wafers and assembly and test service costs, which generally affects all product families equally. Finally, product margins are affected by cost variables such as changes in sort, assembly and test yields, which are more directly correlated with the stage of product life cycle and not product family. For all of these reasons, margins are not specifically tied to product family.

Impact of Trends

Although all of the Company’s product families are not sold directly into all four of the Company’s major markets, there is very significant overlap among the markets served by each product family. For example, and as described in the product table on page 48 of the prospectus, the Company’s NITROX Security Processors are used in all four of the Company’s target end markets: Enterprise Network, Data Center, Access and Service Provider and Broadband and Consumer. The Company’s OCTEON MIPS64 Processors address the first three of those markets and the Company’s NITROX Soho and OCTEON Broadband Communications Processors cover the Enterprise Network and Broadband and Consumer markets. As a result, each of the Company’s product families are affected by the same market trends.

Lifecycles

The Company’s NITROX products were introduced in 2003 and the OCTEON products were introduced in 2006. However, the Company continues to introduce new products and update older products within each of these product families. The Company expects that both NITROX and OCTEON products will continue to be important contributors to the Company’s revenue for many years. As a result, there are no distinguishing lifecycle factors between the product families.

Sales Contribution

In 2006, NITROX products accounted for a majority of the Company’s sales; however in 2007 and beyond, the Company expects that sales of OCTEON products will increase as a percentage of total sales. This trend is a function of the fact that the Company introduced NITROX in 2003 and OCTEON in 2006, and OCTEON sales are continuing to increase relative to NITROX sales. In addition, since OCTEON functionality is a

Confidential Treatment Requested by
Cavium Networks, Inc. in connection with the
Registration Statement on Form S-1 (File No. 333-140660)
superset of the functionality within the NITROX products, the Company expects that some customers may replace NITROX product designs with OCTEON product designs, which also reinforces the fact that NITROX and OCTEON products serve similar markets. Any change in sales mix between NITROX and OCTEON products, all other factors (including configuration and performance levels) being equal, will not have either a positive or negative impact on the Company’s financial performance.

Item 101(c)(1)(i) of Regulation S-K does not require revenue to be presented by these product categories for the reasons stated above and the reasons stated in our response to prior comment 7. Investors can evaluate the magnitude of this risk factor without this information because the risk does not relate to the product families. Rather, the risk ties to the various configurations of the products, which is independent of which product family an individual product configuration belongs. Specific product configurations in each family generally have higher margins for the higher performance products and lower margins for the lower performance products. It is therefore the mix between the higher versus lower performance products that the risk factor is addressing. Providing revenue breakdown by product family will not help investors evaluate the magnitude of this risk. As discussed above, the Company’s product family designations are used more for marketing purposes than anything else. The Company uses the NITROX and OCTEON brand names to promote its products, but internally, it manages those brands as one overall set of products. As previously noted, all product families are managed internally by the same sales, marketing and operations group. Therefore, providing sales by branded family does not provide any additional information or insight to investors.

In response to the Staff’s comment, the Company has revised the disclosure on page 10 of the prospectus to clarify that the Company offers higher and lower performance products within each of the NITROX and OCTEON product families.

Software and services accounted for only 3% of revenue in 2006. As noted in our response to prior comment 7, the Company does not consider software and services revenue to be reportable separately. If software and services revenue exceeds 10% of revenue in the future, the Company will report software and services revenue separately as required by Regulation S-K.
Management’s Discussion and Analysis...page 29
3.	We note your response to prior comment 15. In an appropriate location in your prospectus, please also disclose the substance of the second and third bullet points of your response.

In response to the Staff’s comment, the Company has revised the disclosure on page 29 of the prospectus.

Confidential Treatment Requested by
Cavium Networks, Inc. in connection with the
Registration Statement on Form S-1 (File No. 333-140660)
4.	Please tell us about the trends causing the downward revisions mentioned in the penultimate paragraph of your response to prior comment 30. Also tell us where you have disclosed these trends.

In response to the Staff’s comment, the Company respectfully advises the Staff that valuations of the Company’s stock, in accordance with the income approach, were dependant on expected sales and profit in future years. During the third quarter of 2006 the Company made a modest downward revision to future sales and profit estimates. During the first half of 2006 the Company was anticipating that sales in 2007 would be approximately $60 million. By the end of the third quarter of 2006, the Company had better visibility into expected sales in 2007 since 2007 was then only three months away. Due to this better visibility, the Company reduced its sales expectation for 2007 from $60 million to $54 million, and also reduced expectations for years beyond 2007. This reduction in expected sales and the associated projected income produced a marginal decline in the Company stock valuation estimate. There were therefore no events during the third quarter of 2006 that prompted this revision other than the fact that 2007 was getting closer and the Company therefore had better visibility of expected financial performance in future years. Since the adjustments to the forecast were not the result of any specific market or Company-specific problems or trends in 2006, the Company has made additional disclosures on page 40 of the prospectus to better explain the reasons for movements in the fair value of its common stock during 2006.

The Company confidentially advises the Staff that the representatives of the underwriters have communicated to the Company that they anticipate filing an offering price per share of between $[*] and $[*].
Consolidated Financial Statements
Note 6. Intangible Assets, page F-17
5.	We reference prior comments 27, 28, and 33 in our letter dated March 12, 2007. We see that you are capitalizing license fees for internal use software and other technology rights and recognizing expenses on a straight-line basis over the useful life of the related technology. Please tell us how you applied the guidance in paragraph 32 of SOP 98-1 in determining the accounting for the software licensing arrangements. Please demonstrate that your accounting is appropriate given the terms of the licensing arrangements.

In response to the Staff’s comment, the Company respectfully submits that, in accordance with paragraph 32 of SOP 98-1, the Company analogizes to FASB Statement No. 13 (“SFAS No. 13”) when determining the asset acquired in software licensing arrangements. Based on the terms of each licensing arrangement, the Company applies the criterion of paragraph 7.c. of SFAS No. 13 to determine if the licensing arrangement should be accounted for in a manner akin to a capital lease. The Company further submits that the license fees capitalized met the criterion of paragraph 7.c. of SFAS No. 13 as the term of these licensing arrangements is equal to 75% or more of the estimated economic life of the licensed software. For example, one of the license arrangements capitalized relates to electronic design automation software with a term of three years. This approximates 100% of the economic estimated life of such software considering the rapid changes in technology that would likely render the software technologically inferior beyond three years and require replacement.

Confidential Treatment Requested by
Cavium Networks, Inc. in connection with the
Registration Statement on Form S-1 (File No. 333-140660)
Note 9. Mandatorily Redeemable Convertible Preferred Stock and Shareholders’ Deficit, page F-18
Stock Options and Unvested Stock, page F-21
6.	We reference the disclosure added in response to prior comment 31 in our letter dated March 12, 2007. We see that you refer to using the quarterly valuation performed by an independent third party when determining fair value of your common stock. Please revise the filing to name the independent valuation expert here and in the “Experts” section, and file its consent as an exhibit. Refer to Rule 436 and Item 601(b)(23) of Regulation S-K.

In response to the Staff’s comment, the Company has revised the disclosure on pages F-22 and F-23 of the prospectus. In addition, pursuant to Rule 436 and Item 601(b)(23) of Regulation S-K, the Company is filing the consent of Duff & Phelps, LLC as an exhibit to the Registration Statement.

7.	As a related matter, please revise to disclose the methodology that was used to determine the fair value of common stock, similar to your response to prior comment 30 in our letter dated March 12, 2007. Additionally, please clarify how your valuation was done on a contemporaneous basis at the time of the stock option grant.

In response to the Staff’s comment, the Company has revised the disclosure on pages 40, F-22 and F-23 of the prospectus.
Other Expenses, page II-1
8.	We note your response to prior comment 34. Please tell us the authority on which you rely to conclude that disclosure is required only if you can separate out the expense for the coverage for the offering and sale of your securities.

In response to the Staff’s comment, the Company has revised the disclosure on page II-1 of the Registration Statement.
Exhibits
9.	Please tell us where you have filed the licenses mentioned in response 33.

In response to the Staff’s comment, the Company plans to file with a future amendment to the Registration Statement the Master Technology License Agreement with MIPS Technologies, Inc. (the “MIPS Agreement”) as an exhibit to the Registration Statement. The Company plans to seek confidential treatment for certain portions of the MIPS Agreement. The other license agreement relates to the use of certain tools used in the design of the Company’s products, however these tools are

Confidential Treatment Requested by
Cavium Networks, Inc. in connection with the
Registration Statement on Form S-1 (File No. 333-140660)
available from other sources. Therefore the other license agreement is not a contract upon which the Company’s business is “substantially dependent” or upon which the Company’s business “depends to a material extent.” Therefore, the Company respectfully advises the Staff that the other license agreement is not a material agreement under Item 601(b)(10) of Regulation S-K and therefore the Company is not filing it as an exhibit to the Registration Statement.
Confidential Treatment Request
     The Company hereby requests, pursuant to 17 C.F.R. Section 200.83, that the contents of this letter be maintained in confidence, not be made part of any public record and not be disclosed to any person, as it contains confidential information. In accordance with 17 C.F.R. Section 200.83(d)(1), if any person (including any governmental employee who is not an employee of the Commission) should request access to or an opportunity to inspect this letter, the Company requests that it be immediately notified of any such request, be furnished with a copy of all written materials pertaining to such request (including, but not limited to, the request itself) and be given at least ten days advance notice of any intended release so that the Company may, if deemed necessary or appropriate, pursue any remedies available to it. In such an event, the Company requests that you telephone Vincent P. Pangrazio of Cooley Godward Kronish LLP, counsel to the Company, at (650) 843-5117, rather than rely upon the United States mail for such notice.
Please do not hesitate to call me if you have any questions or would like any additional information regarding this matter.
Sincerely,
/s/ Vincent P. Pangrazio
Vincent P. Pangrazio

cc:	Syed B. Ali, Cavium Networks, Inc.
Arthur D. Chadwick, Cavium Networks, Inc.
Jeffrey D. Saper, Esq., Wilson Sonsini Goodrich & Rosati P.C.
Allison B. Spinner, Esq., Wilson Sonsini Goodrich & Rosati P.C.
Raman Chitkara, PricewaterhouseCoopers LLP